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    Description of Issuance, Transfer and Redemption Procedures for Policies
       Offered by the Group VEL Account of First Allmerica Financial Life
                                Insurance Company
                       Pursuant to Rule 6e-3(T)(b)(12)(ii)
                    Under the Investment Company Act of 1940


The Group VEL Account of First Allmerica Financial Life Insurance Company ("Company") is registered under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust. Within the Group VEL Account are 55 Sub-Accounts. Procedures apply equally to each Sub-Account and for purposes of this description are defined in terms of the Group VEL Account, except where a discussion of both the Group VEL Account and the individual Sub-Accounts is necessary. Each Sub-Account invests in shares of a corresponding investment division of the Allmerica Investment Trust ("Trust"), Fidelity Variable Insurance Products Fund ("VIPF"), Fidelity Variable Insurance Products Fund II ("VIPF II"), T. Rowe Price International Series, Inc., Delaware Group Premium Fund, Inc. ("DGPF"), AIM Variable Insurance Funds ("AIM"), The Alger American Fund Portfolios ("Alger"), Alliance Variable Products Series Fund, Inc. ("Alliance"), or Franklin Templeton Insurance Products Trust ("Franklin"), each of which is a "series" type of mutual fund registered under the 1940 Act (collectively, "Underlying Funds"). The investment experience of a Sub-Account of the Group VEL Account depends on the market performance of its corresponding investment division of the Underlying Funds. Although flexible premium variable life insurance policies funded through the Group VEL Account may also provide for fixed benefits supported by the Company's General Account, this description assumes that net premiums are allocated exclusively to the Group VEL Account and that all transactions involve only the Sub-Accounts of the Group VEL Account, except as otherwise explicitly stated herein.

I.       "PUBLIC OFFERING PRICE":  PURCHASE AND RELATED TRANSACTIONS --
          SECTION 22(d) AND RULE 22c-1

         This section outlines Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "purchase" transaction. Because of the insurance nature of the policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and annuity plans. The chief differences revolve around the structure of the cost of insurance charges and the insurance underwriting process. Certain Policy provisions, such as reinstatement and loan repayment, do not result in the issuance of a Policy but require certain payments by the Policy Owner and involve a transfer of assets supporting Policy reserve into the Group VEL Account.

         a.   INSURANCE CHARGES AND UNDERWRITING STANDARDS

              Premium payments are not limited as to frequency and number, but there are limitations as to amount. No premium payment may be less than $100 without the Company's consent, and the total of all premiums paid can never exceed the then current maximum premiums determined by Internal Revenue Service rules. If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limitations, the Company will return the amount in excess of such maximums to the Policy Owner.

              The Policy will remain in force so long as the Policy value less any outstanding debt is sufficient to pay certain monthly charges in connection with the Policy. Cost of insurance charges for the policies will not be the same for all Policy Owners. The insurance principle of pooling and distribution of mortality risks is based upon the assumption that each Policy Owner pays a cost of insurance charge commensurate with the Insured's mortality risk, which is actuarially determined based upon factors such as age, health and occupation. In the context of life insurance, a uniform mortality charge (the "cost of insurance charge") for all Insureds would discriminate unfairly in favor of those Insureds representing greater mortality risks to the disadvantage of those representing lesser risks. Accordingly, there will be a different "price" for each actuarial category of Policy Owners because different cost of insurance rates will apply. Accordingly, while not all


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              Policy Owners will be subject to the same cost of insurance rate, there will be a single "rate" for all Policy Owners in a given actuarial category. The policies will be offered and sold pursuant to the Company's underwriting standards and in accordance with state insurance laws. Such laws prohibit unfair discrimination among Insureds, but recognize that premiums must be based upon factors such as age, health and occupation. Tables showing the maximum cost of insurance charges will be delivered as part of the Policy.

          b.  ENROLLMENT FORM AND INITIAL PREMIUM PROCESSING

              Upon receipt of a completed enrollment form from a prospective Policy Owner, the Company will follow certain insurance underwriting procedures designed to determine whether the proposed Insured is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed Policy Owner before a determination can be made.

              At the time of enrollment, the proposed insured will complete an enrollment form, which lists the proposed amount of insurance and indicates how much of that insurance is considered eligible for simplified underwriting. If the answers to the eligibility questions on the enrollment form are satisfactory, the Company will provide immediate coverage equal to the simplified underwriting amount. If the proposed insured is in a standard premium class, any insurance in excess of the simplified underwriting amount will begin on the date the enrollment form and medical examinations, if any, are completed. If the proposed insured cannot answer the eligibility questions satisfactorily, and if the proposed insured is not a standard risk, insurance coverage will begin only after the Company (1) approves the enrollment form, (2) the Certificate is delivered and accepted, and (3) the first premium is paid.

              Pending completion of insurance underwriting and Certificate issuance procedures, any initial premiums will be held in the General Account. If the enrollment form is approved and the Certificate is issued and accepted, the initial premium held in the General Account will be credited with interest not later than the date of receipt of the premium at the Principal Office. IF THE CERTIFICATE IS NOT ISSUED, THE PREMIUMS WILL BE RETURNED TO YOU WITHOUT INTEREST.

              These processing procedures are designed to provide insurance, starting with the date of the application, to the proposed Policy Owner in connection with payment of the initial premium and will not dilute any benefit payable to any existing Policy Owner. Although a Policy cannot be issued until the underwriting process has been completed, the proposed Policy Owner will receive immediate insurance coverage, if he has paid an initial premium and proves to be insurable. If the initial premium is not paid with the application, variability of benefits will commence within three days of underwriting approval, subject to the restrictions indicated above.

              The Company will require that the Policy be delivered within a specific delivery period to protect itself against anti-selection by the prospective Policy Owner resulting from a deterioration of the health of the proposed Insured. Generally, the period will not exceed the shorter of 30 days from the date the Policy is issued and 75 days from the date of Part 2 of the Application.

          c.  PREMIUM ALLOCATION

              "Net premiums" are credited to the Policy as of the date the premium payments are received by the Company, with the possible exception of the first net premium. Net premiums are equal to the gross premiums minus a premium expense charge. The premium expense charge includes a charge for state and local premium taxes paid by the

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              Company, a charge to compensate the company for federal taxes imposed for deferred acquisition costs ("DAC tax"), and a charge for distribution expenses.

              State premium taxes generally range from 0.75% to 5%, while local premium taxes (if any) vary by jurisdiction within a state. The Company guarantees that the charge for premium taxes will not exceed 10%. The premium tax charge may change when either the applicable jurisdiction changes or the tax rate within the applicable jurisdiction changes. The DAC tax deduction may range from zero to 1% of premiums, depending on the group to which the Policy is issued. The charge for distribution expenses may range from zero to 10%. The distribution charge may vary, depending upon such factors, for example, as the type of the benefit plan, average number of participants, average Face Amount of the Certificates, anticipated average annual premiums, and the actual distribution expenses incurred by the Company. Upon request, the Company may permit all or part of the Premium Expense Charge to be deducted as part of the monthly deduction.

              The Policy Owner may allocate net premiums among the Company's General Account and up to twenty Sub-Accounts of the Group VEL Account. The Policy Owner may change the allocation of net premiums without charge at any time by providing written notice to the Principal Office. The change will be effective as of the date of receipt of the notice at the Principal Office. The Policy Owner may transfer amounts among all of the sub-Accounts and the General Account, subject to certain restrictions, but at no time may have allocations in more than twenty Sub-Accounts.

          d.  REPAYMENT OF LOAN

              A loan made under this Policy may be repaid with an amount equal to the original loan plus loan interest.

              When a loan is made, the Company will transfer from each Sub-Account of the Group VEL Account to the General Account an amount of that Sub-Account's Policy value equal to the loan amount allocated to the Sub-Account. Since the Company will credit such assets with interest of at least 6% per year (7.5% for preferred loans), which is below the 8% interest rate charged on the loan, the Company will retain the difference between these rates in order to cover certain expenses and contingencies. Upon repayment of debt, the Company will reduce the Policy value in the General Account attributable to the loan and transfer assets supporting corresponding reserves to the Sub-Accounts according to either Policy Owner's instruction or, if none, the premium payment allocation percentages then in effect. Loan repayments allocated to the Group VEL Account cannot exceed Policy value previously transferred from the Group VEL Account to secure the debt.

          e.  POLICY REINSTATEMENT

              If the surrender value is insufficient to cover the next monthly deduction plus loan interest accrued, or if Policy debt exceeds the Policy value less surrender charges, the Company will notify the Policy Owner and any assignee of record. The Policy Owner will then have a grace period of 62 days, measured from the date the notice is mailed, to make sufficient payments to prevent termination.

              Failure to make a sufficient payment within the grace period will result in termination of the Policy without any Policy value. The death benefit payable during the grace period will be reduced by any overdue charges. If the Insured dies during the grace period, the death proceeds will still be payable, but any monthly deductions due and unpaid through the Policy month in which the Insured dies will be deducted from the death proceeds.

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              If the Policy has not been surrendered and the Insured is
              alive, the terminated Policy may be reinstated anytime within three years after the date of default by submitting the following to the Company: (1) a written application for reinstatement; (2) evidence of insurability satisfactory to the Company; and (3) a premium that, after the deduction of the premium expense charges, is large enough to cover the Monthly Deductions for the three-month period beginning on the date of reinstatement.

              If the Policy provides for a surrender charge, the surrender charge on the date of reinstatement is the surrender charge that would have been in effect had the Policy remained in force from the date of issue.

              Policy Value on Reinstatement -- The Policy value on the date of reinstatement is:

              (a) the net premium paid to reinstate the Policy increased by interest from the date the payment was received at the Company's Principal Office; plus

              (b) an amount equal to the Policy value less debt on the date of default; minus

              (c)  the monthly deduction due on the date of reinstatement.

              The Policy Owner may repay or reinstate any debt outstanding on the date of default or foreclosure.

          f.  CORRECTION OF MISSTATEMENT OF AGE

              If the Company discovers that the age of the Insured has been misstated, the death benefit and any rider benefits will be those which would be purchased by the most recent deduction for the cost of insurance and the cost of rider benefits at the correct age.

          g.  CONTESTABILITY

              A Policy is contestable for two years, measured from the issue date, for material misrepresentations made in the initial application for the Policy. Policy changes may be contested for two years after the effective date of a change, and a reinstatement may be contested for two years after the effective date of reinstatement. No statement will be used to contest a Policy unless it is contained in an application.

          h.  REDUCTION IN COST OF INSURANCE RATE CLASSIFICATION

              By administrative practice, the Company will reduce the cost of insurance rate classification for an outstanding Policy if new evidence of insurability demonstrates that the Policy Owner qualifies for a lower classification. After the reduced rating is determined, the Policy Owner will pay a lower monthly cost of insurance charge each month. If new evidence of insurability provided in connection with an increase in Face Amount demonstrates that the Policy Owner is in a higher risk classification, the higher cost of insurance rate will apply only to the increase in Face Amount.

     II.  "REDEMPTION PROCEDURES": SURRENDER AND RELATED TRANSACTIONS

          a.  GENERAL

              The policies provide for the payment of monies to a Policy Owner or beneficiary upon presentation of a Policy. Generally, except for the payments of death proceeds, the imposition of cost of insurance and administrative charges, and the possible effect of a surrender charge (if any), the payee will receive a pro rata or proportionate share of the

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              Group VEL Account's assets, within the meaning of the
              1940 Act, in any transaction involving "redemption procedures." The amount received by the payee will depend upon the particular benefit for which the Policy is presented, including, for example, the cash surrender value or death benefit. There are also certain Policy provisions (e.g., partial withdrawals or the loan privilege) under which the Policy will not be presented to the Company but which will affect the Policy Owner's benefits and may involve a transfer of the assets supporting the Policy reserve out of the Group VEL Account.
              Any combined transactions on the same day which counteract the effect of each other will be allowed. The Company will assume the Policy Owner is aware of the possible conflicting nature of the transactions and desires their combined result. If a transaction is requested which the Company will not allow
              (e.g., a request for a decrease in Face Amount which lowers the Face Amount below the stated minimum) the Company will reject the whole transaction and not just the portion which causes the disallowance. The Policy Owner will be informed of the rejection and will have an opportunity to give new instructions.

              The Company will pay the net cash surrender value within seven days after receipt, at its Principal Office, of the Policy and a signed request for surrender. Computations with respect to the investment experience of each Sub-Account will be made at the close of trading of the New York Stock Exchange on each day in which the degree of trading in the corresponding portfolio might materially affect the net return of the Sub-Account and on which the Company is open. This will enable the Company to pay a net cash value on surrender based on the next computed value after the surrender request is received. For valuation purposes, the surrender is effective on the date the Company receives the request at its Principal Office (although insurance coverage ends the day the request is mailed).

              The Policy value (equal to the value of all accumulations in the Group VEL Account) may increase or decrease from day to day depending on the investment experience of the Group VEL Account. Calculation of the Policy value for any given day will reflect the actual premiums paid, expenses charged and deductions taken. The Company will deduct a premium expense charge from each premium payment. The balance (net premium) is allocated to the Sub-Accounts of the Group VEL Account according to Policy Owner's instructions. The Company will also make monthly deductions from a Policy to cover such expenses as the cost of insurance, administrative expenses, mortality and expense risk, and acquisition and underwriting costs. Other possible deductions from a Policy (which will occur on a Policy-specific basis) may include a charge for changing the Net Premium allocation instructions, for partial withdrawals (if provided for under the Policy), for changing the Face Amount, for changing the allocation of any Monthly Deductions among the various Sub-Accounts, for a projection of values, and for certain transfers.

          b.  TRANSACTION CHARGES ON PARTIAL WITHDRAWAL

              After the first Policy year, partial withdrawals of surrender value may be made. The minimum withdrawal is $500. Under Option 1, the Face Amount is reduced by the amount of the partial withdrawal, and a partial withdrawal will not be allowed if it would reduce the Face Amount below $40,000. A transaction charge which is the smaller of 2% of the amount withdrawn or $25 will be assessed on each partial withdrawal.


     III. Other Provisions

          a.  DEATH BENEFIT


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              The Company will pay a death benefit to the beneficiary within seven days after receipt, at its Principal Office, of the Policy, due proof of death of the Insured, and all other requirements necessary to make payment.

              The death proceeds payable will depend on the option in effect at the time of death. Under Option 1 and Option 3, the death benefit is the greater of either the Face Amount of insurance or the guideline minimum sum Insured. Under Option 2, the death benefit is the greater of either the Face Amount of insurance plus Policy value or the guideline minimum sum Insured. The guideline minimum sum Insured is calculated by multiplying the applicable percentage from the following table for the Insured person's age (nearest birthday) at the beginning of the Policy year of determination to the Policy value.

                          GUIDELINE MINIMUM SUM INSURED
                                      TABLE

                 Age of Insured                              Percentage of
                 on Date of Death                            Policy Value
                 ----------------                            --------------
                    40 and Under..................................250%
                    45............................................215%
                    50............................................185%
                    55............................................150%
                    60............................................130%
                    65............................................120%
                    70............................................115%
                    75............................................105%
                    80............................................105%
                    85............................................105%
                    90............................................105%
                    95............................................100%

              For the ages not listed, the progression between the listed ages is linear.

              The Company will make payment of the death proceeds out of its General Account, and will transfer assets from the Group VEL Account to the General Account in an amount equal to the reserve in the Group VEL Account attributable to the Policy. The excess, if any, of the death proceeds over the amount transferred will be paid out of the General Account reserve maintained for that purpose.

          b.  DEFAULT AND OPTIONS ON LAPSE

              The duration of insurance coverage depends upon the Policy value being sufficient to cover the monthly deductions plus loan interest accrued. If the surrender value at the beginning of a month is less than the deductions for that month plus loan interest accrued, a grace period of 62 days will begin. Written notice will be sent to the Policy Owner and any assignee on the Company's records stating that such a grace period has begun and giving the amount of premium payment necessary to prevent termination. If sufficient payment is not received during the grace period, the Policy will terminate without value. Notice of such termination will be sent to the owner and any assignee. If the Insured should die during the grace period, an amount sufficient to cover the overdue monthly deductions and other charges will be deducted from the death proceeds.

          c.  POLICY LOAN

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              The policies provide that in the first Policy year, a Policy
              Owner may take a loan of up to 75% of "a minus b", where "a" is Policy value less surrender charges and "b" is monthly deductions plus interest on loans accrued to the end of the Policy year. Thereafter, 90% of an amount equal to Policy value less surrender charges may be borrowed. The Policy value for this purpose will be that next computed after receipt, at the Principal Office, of a loan request. Payment of the loan amount will be made to the Policy Owner within seven days after such receipt.

              The amount of any outstanding loan plus accrued interest is called "debt". When a loan is made, the portion of the assets in the Group VEL Account (which is a portion of the surrender value and which also constitutes a portion of the reserves for the death benefit) equal to the debt created thereby is transferred by the Company from the Group VEL Account to the General Account. Allocation of the loan among Sub-Accounts will be according to the Policy Owner's request. If this allocation is not specified or not possible, the loan will be allocated based on the proportion of the Policy value in the General Account, less debt, and the Policy value in each Sub-Account bears to the total Policy value, less debt. Policy value in each Sub-Account equal to the Policy loan allocated to such Sub-Account will be transferred to the General Account, and the number of Accumulation Units equal to the Policy value so transferred will be cancelled. Because of the transfer, a portion of the Policy is not variable during the loan period and, therefore, the death benefit and the surrender value are permanently affected by any debt, whether or not repaid in whole or in part. The Company credits the Policy value in the General Account attributable to the loan with a rate of return equal to an effective annual yield of 6% (7.5% for preferred loans).

              Interest is payable in arrears at the annual rate of 8%. Interest is payable at the end of each Policy year or on a pro rata basis for such shorter period as the loan may exist. Loan interest is due on each Policy anniversary. If not paid when due, it is added to the loan principal and is charged interest at the same rate of 8%. If the resulting loan principal exceeds the Policy value in the General Account, the Company will transfer Policy value equal to the excess debt from the Policy value in each Sub-Account to the General Account, as security for the excess debt. The Company will allocate the amount to be transferred among the Sub-Accounts in the same proportion that the Policy value in each Sub-Account bears to the total Policy values in all Sub-Accounts.

              Failure to repay a loan will not necessarily terminate the Policy. If the surrender value is not sufficient to cover the monthly deductions for the cost of insurance and administrative expenses, the Policy will go into a 62-day grace period as described above.

          d.  TRNSFERS AMONG SUB-ACCOUNTS

              Amounts may be transferred, upon request, at any time from any Sub-Account of the Group VEL Account to one or more other Sub-Accounts. Transfers from a Sub-Account of the Group VEL Account will take effect as of the receipt of a written request at the Principal Office. The minimum amount allowed for a transfer is the lesser of $500 or the total value in the Sub-Account. The first twelve transfers are free of charge; however, the Company will make an administrative charge not to exceed $25 for additional transfers in a Policy year. Transfers resulting from Policy loans, the exercise of conversion rights, and reallocation of Policy value within 20 days of issue, will not be subject to a transfer charge, and will not be counted for purposes of the limitation on the number of "free" transfers allowed in each Policy year. If a Policy Owner elects to have automatic transfers made each month, the first automatic transfer counts as one transfer towards the twelve free transfers allowed in each Policy year; each subsequent automatic transfer does not reduce the remaining number of transfers which may be made without charge.

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              Transfer charges, if any, are allocated by Policy Owner
              request to one or more Sub-Accounts. If an allocation is not specified or not possible, the allocations will be based on the proportion that the values in each of the Sub-Accounts of the Group VEL Account bears to the total unloaned Policy value.

          e.  RIGHT OF WITHDRAWAL PROCEDURES

              The Policy provides that the Policy Owner may cancel it by returning the Policy along with a written request for cancellation to the Principal Office by the latest of (1) 45 days after the application was signed, or (2) 10 days (or such longer period as may be required in a particular state) after the Policy Owner receives the Policy. Upon returning the Policy, the Policy Owner will receive within seven days a refund equal to the sum of (1) the difference between the premium, including fees, paid and any amount allocated to the Group VEL Account, and (2) the value of the amounts allocated to the Group VEL Account, and (3) any fees or charges imposed on the amounts allocated to the Group VEL Account. Where required by State law, the Policy Owner will receive a refund equal to the sum of the premium payments made under the Policy. The postmark date on the envelope containing the Policy will determine whether the Policy has been surrendered within the Company's withdrawal period.

              A free look privilege also applies after a requested increase in Face Amount. After an increase, the Company will mail or deliver notice of the "Free Look" with respect to the increase. The Policy Owner will have the right to cancel the increase within 10 days, and receive a credit for charges which would not have been deducted but for the increase. Such charges with respect to the increase will be added to Policy value unless the Policy Owner requests a refund of such charges.

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